Exhibit 4.3

INERGY HOLDINGS, L.P. LONG TERM INCENTIVE PLAN

UNIT OPTION AGREEMENT

Date of Grant:	[insert date]

Number of Units to which Option Relates:	[insert # of Units]

Option Price per Unit:	$ [insert price]

Expiration Date:	[insert 10 year anniversary of day before Date of Grant]

THIS UNIT OPTION AGREEMENT (this “Option Agreement”) is entered on                     , 200[    ], by and between Inergy Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), and                      (the “Option Holder”).

RECITALS:

A. Effective June 20, 2005, Inergy Holdings GP, LLC (“Holdings GP”) established the Inergy Holdings, L.P. Long-Term Incentive Plan (the “Plan”) under which Holdings GP could grant to employees and consultants of Holdings GP and its Affiliates and non-employee directors of Holdings GP (collectively, a “Service Provider”) options to acquire certain Units.

B. The Option Holder is a Service Provider and Holdings GP desires to encourage the Option Holder to own Units and to give the Option Holder added incentive to advance the interests of Inergy Holdings, L.P. (“Holdings”), and desires to grant the Option Holder an Option to purchase Units of Holdings under the terms and conditions established by the Committee and as set forth within the Plan and this Agreement.

AGREEMENT:

In consideration of the mutual promises and covenants contained herein and other good and valuable consideration paid by the Option Holder to Holdings GP or its Affiliates, the Option Holder and Holdings GP agree as follows:

Section 1. Incorporation of Plan

All provisions of the Option Agreement and the rights of the Option Holder hereunder are subject in all respects to the provisions of the Plan and the powers of the Committee therein provided. Capitalized terms used in this Agreement but not defined shall have the meanings set forth in the Plan.

Section 2. Grant of Unit Option

As of the Date of Grant identified above, Holdings GP grants to the Option Holder, subject to the terms and conditions set forth herein and in the Plan, the right, privilege, and option (the “Option”) to purchase that number of Units identified above opposite the heading “Number of Units to Which Option Relates”, at the per Unit price specified above opposite the heading “Option Price per Unit.”

Section 3. Exercisability

Except as provided in Sections 3(a) and 3(b) below, the Option shall become exercisable as follows:

Anniversary From Option’s Date of Grant	Percentage Exercisable
before 3rd	0%
3rd	25%
4th	50%
5th and beyond	100%

Notwithstanding the above, in the event of a Change in Control, the Option shall become immediately exercisable.

(a) In the event that the Option Holder ceases to be a Service Provider because of the Option Holder’s death or Disability, the percentage of the Option that becomes exercisable as a result of such death or Disability will be determined according to the following schedule based upon the number of years that have elapsed from the Date of Grant to the date of such event (and the remaining percentage of the Option, if any, shall be void for all purposes):

Anniversary From Option’s Date of Grant	Percentage Exercisable
1st	40%
2nd	60%
3rd	80%
4th and beyond	100%

(b) In the event that the Option Holder ceases to be a Service Provider because of termination of the Option Holder’s service by Holdings GP or one of its Affiliates without Cause (as defined in the Inergy, L.P. Long Term Incentive Plan as may be amended from time to time (“ILTIP”), but with references changed to Holdings GP and Holdings, as applicable), the percentage of the Option that becomes exercisable as a result of such termination will be determined according to the following schedule based upon the number of years that have elapsed from the Date of Grant to the date of such termination (and the remaining percentage of the Option, if any, shall be void for all purposes):

Anniversary From Option’s Date of Grant	Percentage Exercisable
1st	20%
2nd	40%
3rd	60%
4th	80%
5th and beyond	100%

Section 4. Method of Exercise

Provided the Option has not expired, been terminated or cancelled in accordance with the terms of the Plan, the Option, to the extent exercisable, may be exercised in whole or in part, from time to time by delivery to Holdings GP a written notice in substantially the same form as the Notice of Exercise attached hereto which shall:

(a)	set forth the number of Units with respect to which the Option is to be exercised (such number must be in a minimum amount of ten Units);

(b)	if the person exercising the Option is not the Option Holder, be accompanied by satisfactory evidence of such person’s right to exercise the Option; and

(c)	be accompanied by payment in full of the Option Price (and any necessary tax withholding) in the form of cash, or a certified bank check made payable to the order of Holdings GP or any other means allowable under the Plan and acceptable to the Committee which Holdings GP in its sole discretion determines will provide legal consideration for the Units.

Section 5. Expiration of Option

Unless terminated earlier in accordance with the terms of this Agreement, the Option granted herein shall expire at 5:00 P.M., Kansas City, Missouri time, on the Expiration Date identified above opposite the heading “Expiration Date.”

Section 6. Effect of Separation from Service

(a) To the extent the Option is not exerciseable on the date the Option Holder ceases to be a Service Provider, such percentage of the Option automatically shall be void for all purposes on such termination.

(b) In the event that the Option Holder ceases to be a Service Provider because of the Option Holder’s death, Disability, retirement, voluntary resignation or termination of employment by Holdings GP or one of its Affiliates with or without Cause, the Option, to the extent then exercisable, may be exercised by the Option Holder or the Option Holder’s beneficiaries within the permissible periods of time set forth immediately below.

(i) Termination/Removal for Cause. In the event the Option Holder ceases to be a Service Provider within the Option Period due to the termination of the Option Holder’s service (or removal as a non-employee director) for Cause, the Option, regardless of whether it is then exercisable, shall immediately expire and be void for all purposes.

(ii) Retirement. In the event that the Option Holder ceases to be a Service Provider in a manner determined by the Committee, in its sole discretion, to constitute retirement, the Option, to the extent exercisable, may be exercised by the Option Holder within twelve months following the date of the Option Holder’s retirement.

(iii) Death. In the event that the Option Holder dies (A) while he or she is a Service Provider, or (B) within the twelve month period referred to in clause (ii) above, the Option, to the extent exercisable, may be exercised by the Option Holder’s Beneficiaries (as defined in the ILTIP) entitled to do so within twelve months following the date of the Option Holder’s death. To the extent the Option Holder dies within the twelve-month period referred to in clause (iv) below or the six-month period referred to in clause (v) below, the Option, to the extent vested, may be exercised by those beneficiaries entitled to do so solely within the time period that the Option Holder could have exercised the Option if the Option Holder were still alive.

(iv) Disability. In the event that the Option Holder becomes Disabled, as defined in the ILTIP, while he or she is a Service Provider, the Option, to the extent exercisable, may be exercised by the Option Holder within twelve months following the date of the Option Holder’s Disability.

(v) Termination Without Cause or Voluntary Resignation. In the event that the Option Holder ceases to be a Service Provider because of (A) the Option Holder’s voluntary resignation, or (B) the termination of the Option Holder’s service (or the removal of the Option Holder from the Board) by the Option Holder’s employer without Cause, the Option, to the extent exercisable, may be exercised by the Option Holder within six months following the date of the Option Holder’s cessation of service.

(c) Notwithstanding anything to the contrary herein, in no event may the Option be exercised after 5:00 P.M., Kansas City, Missouri time, on the Expiration Date identified above opposite the heading “Expiration Date.”

Section 7. Investment Intent.

The Option Holder agrees that the Units acquired on exercise of the Option shall be acquired for the Option Holder’s own account for investment only and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the 1933 Act or other applicable securities laws. If the Committee so determines, any ownership certificates issued upon exercise of the Option shall bear a legend to the effect that the Units have been so acquired. Holdings may, but in no event shall be required to, bear any expenses of complying with the 1933 Act, other applicable securities laws or the rules and regulations of any national securities exchange or other regulatory authority in connection with the registration, qualification, or transfer, as the case may be, of the Option or any Units acquired upon the exercise thereof. The foregoing restrictions on the transfer of the Units shall be inoperative if (a) Holdings previously shall have been furnished with an opinion of counsel, satisfactory to it, to the effect that such transfer will not involve any violation of the 1933 Act and other applicable securities laws or (b) the Units shall have been duly registered in compliance with the 1933 Act and other applicable state or federal securities laws. If the Option, or the Units subject to the Option, are so registered under the 1933 Act, the Option Holder agrees that he will not make a public offering of the said Units except on a national securities exchange on which the Units are then listed.

Section 8. Nontransferability of Option

No portion of the Option granted hereunder may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution. All rights with respect to the Option granted to the Option Holder shall be available during the Option Holder’s lifetime only to the Option Holder.

Section 9. Status of Option Holder

The Option Holder shall not be deemed a limited partner of Holdings with respect to any of the Units subject to the Option, except to the extent that such Units shall have been purchased and issued to him or her. Holdings GP shall not be required to issue or transfer any certificates for Units purchased upon exercise of the Option until all applicable requirements of law have been complied with and such Units shall have been duly listed on any securities exchange on which the Units may then be listed.

Section 10. No Effect on Capital Structure

The Option shall not affect the right of Holdings GP, Holdings, or any Affiliate thereof to reclassify, recapitalize or otherwise change its capital or debt structure or to merge, consolidate, convey any or all of its assets, dissolve, liquidate, windup, or otherwise reorganize.

Section 11. Adjustments

Notwithstanding any provision herein to the contrary, in the event of any change in the number of outstanding Units effected without receipt of consideration therefor by Holdings, by reason of a merger, reorganization, consolidation, recapitalization, split-up, split-off, liquidation, Unit dividend, Unit split, Unit combination or other change in the capital structure of Holdings affecting the Units, the aggregate number of Units subject to the Option and the exercise price of the Option shall be automatically adjusted to accurately and equitably reflect the effect thereon of such change; provided, however, that any fractional Unit resulting from such adjustment shall be eliminated. In the event of a dispute concerning such adjustment, the decision of the Committee shall be conclusive.

Section 12. Acknowledgement of Rights of Holdings GP in Event of Change in Control, Reorganization, Liquidation, Etc.

By executing the Option Agreement, the Option Holder agrees and acknowledges that in the event of a Change in Control, or in the event Holdings GP, Holdings, Inergy, L.P., Inergy Partners, LLC or Inergy GP, LLC shall become a party to any partnership or corporate merger, consolidation, major acquisition of property for stock, separation, reorganization, liquidation or other similar type of corporate event, the Committee may take any of the actions as provided for in Section 6 of the Plan without obtaining the Option Holder’s consent.

Section 13. Committee Authority

Any questions concerning the interpretation of the Option Agreement, any adjustments required to be made under Sections 11 or 12 of the Option Agreement, and any controversy which arises under the Option Agreement shall be settled by the Committee in its sole discretion.

Section 14. Withholding

The Option Holder agrees to make appropriate arrangements with Holdings GP or one of its Affiliates for satisfaction of any applicable minimum Federal, state or local income tax or payroll tax withholding requirements or like requirements, including the payment to Holdings GP at the time of exercise of an Option of all such taxes and requirements.

Section 15. Notice

Whenever any notice is required or permitted hereunder, such notice must be in writing and personally delivered or sent by mail. Any notice required or permitted to be delivered hereunder shall be deemed to be delivered on the date which it was personally delivered, or, whether actually received or not, on the third business day after it is deposited in the United States mail, certified or registered, postage prepaid, addressed to the person who is to receive it at the address which such person has theretofore specified by written notice delivered in accordance herewith. Holdings GP or Option Holder may change, at any time and from time to time, by written notice to the other, the address previously specified for receiving notices. Until changed in accordance herewith, Holdings GP and the Option Holder specify their respective addresses as set forth below:

Holdings GP:	Inergy Holdings GP, LLC
Two Brush Creek Boulevard
Kansas City, Missouri 64112
Attention: Laura L. Ozenberger

Option Holder:	[Option Holder Name]

Section 16. Binding Effect

The Option Agreement shall bind, and, except as specifically provided herein, shall inure to the benefit of the respective heirs, legal representatives, successors and assigns of the parties hereto.

Section 17. Governing Law

The Option Agreement and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, Holdings GP has caused this Agreement to be executed and the Option Holder has hereunto set the Option Holder’s hand on the day and year first above written.

INERGY HOLDINGS GP, LLC

By:
John J. Sherman, President

[Option Holder’s name]